SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

SEC File Number: 0-11258

NOTIFICATION OF LATE FILING

(Check One):

☐ Form 10-K	☐ Form 11-K	☐ Form 20-F	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:   September 30, 2003

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K	☐ Transition Report on Form N-CSR

For Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Full name of registrant:     WorldCom, Inc. d/b/a/ MCI

Former name if applicable:     Not Applicable

Address of principal executive office:     22001 Loudoun County Parkway

City, state and zip code:     Ashburn, Virginia 20147

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)  ☐

a.	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

b.	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

c.	The accountant’s statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

As reported in its Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 26, 2002, WorldCom, Inc. (the “Company” or “WorldCom”) announced that as a result of an internal audit of the Company’s capital expenditure accounting, it was determined that certain transfers from line cost expenses to capital accounts in the amount of $3.9 billion during 2001 and the first quarter of 2002 were not made in accordance with generally accepted accounting principles and that the Company would therefore restate its financial statements for 2001 and the first quarter of 2002. The Company promptly notified its recently engaged external auditors, KPMG LLP (“KPMG”), and has engaged KPMG to undertake a comprehensive audit of the Company’s financial statements for 2000, 2001 and

2002. The Company also notified Arthur Andersen LLP (“Andersen”), which audited the Company’s financial statements for 2001 and reviewed such statements for first quarter 2002, promptly upon discovering these improperly reported amounts. On June 24, 2002, Andersen advised the Company that in light of the inappropriate transfers of line costs, Andersen’s audit report on the Company’s financial statements for 2001 and Andersen’s review of the Company’s financial statements for the first quarter of 2002 could not be relied upon.

As reported in its Current Report on Form 8-K filed on August 9, 2002, the Company announced that its ongoing internal review of its financial statements discovered an additional $3.8 billion in improperly reported pre-tax earnings for 1999, 2000, 2001 and the first quarter of 2002. As a result, the Company intends to restate its financial statements for 2000, 2001 and the first quarter of 2002. On November 5, 2002, the Company announced that it expected a further restatement of earnings in addition to amounts previously announced and that the overall amount of the restatements could total in excess of $9 billion.

As reported in its Current Report on Form 8-K filed on March 14, 2003, the Company announced it had completed a preliminary review of its goodwill and other intangible assets and property and equipment (“PP&E”) accounts. As announced at that time, this review has resulted in the write-off of all existing goodwill and a substantial write-down of the carrying value of PP&E and other intangible assets following an impairment analysis and other adjustments in accordance with GAAP. Specifics include:

The value of goodwill reflected on the Company’s last reported balance sheet, $45 billion, is impaired and has been written off completely; and the value of PP&E and other intangible assets reflected on the Company’s last reported balance sheet, $39.2 billion and $5.6 billion, respectively, is impaired and has been adjusted to their estimated value of approximately $10 billion as of December 31, 2002.

A Special Committee of the Company’s Board of Directors conducted an independent investigation of these matters with the law firm of Wilmer, Cutler & Pickering as special counsel and PricewaterhouseCoopers LLP as their financial advisors. The Special Committee’s report was released publicly on June 9, 2003.

The Company’s accounting practices also are under investigation by the U.S. Attorney’s Office for the Southern District of New York and the Examiner appointed by the Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), Richard Thornburgh, former Attorney General of the United States. On June 9, 2003, the Examiner released the second Interim Report regarding, among other things, corporate governance matters and past accounting practices. On November 4, 2002, the Examiner released the first Interim Report regarding the Examiner’s preliminary observations.

As reported in its Current Report on Form 8-K filed on November 27, 2002, on November 26, 2002, the Company consented to the entry of a permanent injunction that partially resolved the claims brought in a civil lawsuit by the SEC regarding the Company’s past public financial reports. The injunction imposes certain ongoing obligations on the Company and permits the SEC to seek a civil penalty in the future. On June 11, 2003, the Company consented to the entry of two orders dealing with internal controls and corporate governance issues that modified certain of the ongoing obligations imposed in the permanent injunction entered on November 26, 2002.

As reported in its Current Report on Form 8-K filed on May 20, 2003, on May 19, 2003, the Company announced a proposed settlement with the SEC regarding a civil penalty. Pursuant to the initial proposed settlement, the Company would satisfy the SEC’s civil penalty claim by payment of $500 million upon the effective date of the Company’s emergence from Chapter 11 protection. As reported in its Current Report on Form 8-K filed on July 7, 2003, on July 2 and 3, 2003, the Company filed documents in the U.S. District Court for the Southern District of New York (the “District Court”) modifying the proposed settlement. Pursuant to the revised proposed settlement, the Company will satisfy the SEC’s civil penalty claim by payment of $500 million upon the effective date of the Company’s emergence from Chapter 11 protection and by transfer of common stock in the reorganized company having a value of $250 million. As reported in the Company’s Current Report on Form 8-K filed on July 8, 2003, on July 7, 2003, the District Court issued an order approving the proposed settlement. On September 3, 2003, one of the Company’s creditors filed a notice of appeal of this order to the U.S. Court of Appeals for the Second Circuit. On August 6, 2003, the Bankruptcy Court issued an order approving the proposed settlement. On August 18, 2003, certain creditors filed a notice of appeal of the order to the District Court. Pursuant to agreements entered into in connection with the Second Amended Plan of Reorganization, those creditors have agreed to withdraw their appeals upon the effective date of the Plan of Reorganization. The District Court’s order provides that the funds paid and common stock transferred by the Company in satisfaction of the SEC’s penalty claim will be distributed pursuant to the Fair Funds provisions of the Sarbanes-Oxley Act of 2002.

The Company has terminated or accepted the resignations of various financial and accounting personnel, including its chief financial officer and its corporate controller, and is continuing the process of investigating and restating its financial results for the years 2000-2002. Earlier years also are impacted. In June 2003, KPMG has identified a substantial number of material weaknesses in the Company’s internal controls. The Company’s work with respect to remediating these deficiencies is substantially complete, although additional work remains to be done. These material weaknesses, together with other as-yet unidentified issues affecting the Company’s internal controls, could have a material impact on the accuracy of the Company’s financial records and reports. Investors and creditors should be aware that additional amounts of improperly reported pre-tax earnings may be discovered and announced. Until the Company has completed its final review and KPMG is able to complete an audit of 2000, 2001 and 2002, the total impact on previously reported financial statements cannot be known. The Company intends to announce changes to previously reported financial statements once its review is complete.

As reported in its Current Report on Form 8-K, filed on July 22, 2002, the Company and certain of its direct and indirect U.S. subsidiaries have filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code in the Bankruptcy Court (Case No. 02-13533). By order dated July 22, 2002, the debtors’ Chapter 11 cases have been consolidated for procedural purposes only and are being jointly administered. As reported in its Current Report on Form 8-K filed on November 12, 2002, the Company filed additional bankruptcy petitions for 43 of its subsidiaries, most of which were effectively inactive and none of which had significant debt. The debtors continue to operate their businesses and manage their properties as debtors-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. Accordingly, pursuant to section 362 of the Bankruptcy Code, most of the litigation against the Company has been stayed. As reported in its Current Report on Form 8-K filed on April 15, 2003, the Company and certain of its direct and indirect subsidiaries filed their joint plan of reorganization and related disclosure statement with the Bankruptcy Court. As reported in its Current Report on Form 8-K filed on July 14, 2003, the Company filed a supplement to its disclosure statement on July 3, 2003 and certain revised exhibits thereto on July 7, 2003. As reported in its Current Report on Form 8-K filed on August 11, 2003, the Company filed a second supplement to its disclosure statement that was approved on August 6, 2003. The Company’s bankruptcy confirmation hearing began on September 8, 2003. As reported in its Current Report on Form 8-K filed on September 22, 2003, the Company filed a third supplement to its disclosure statement reflecting a settlement with various creditor groups, and the statement was approved by the Bankruptcy Court on September 12, 2003. On September 19, 2003, the Company filed the Notice of Modifications to Debtor’s Second Amended Plan of Reorganization reflecting a settlement with one additional creditor group. The modifications were deemed to have no adverse effect on the recovery of any class of creditors in the Second Amended Plan of Reorganization. On October 31, 2003, the Bankruptcy Court approved the Debtor’s Modified Second Amended Joint Plan of Reorganization dated October 21, 2003, which reflected modifications made to the Second Amended Joint Plan of Reorganization dated September 12, 2003. The confirmation order determined that such modifications did not adversely affect the treatment of any claims against or equity interests in the Debtors under the Plan of Reorganization and confirmed the Plan of Reorganization.

Based upon the foregoing, the Company is unable to complete its Form 10-Q for the quarter ended September 30, 2003 within the prescribed time period without unreasonable expense.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Anastasia Kelly	(703) 886-5977
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s).

☐  Yes        ☒  No

Annual Report on Form 10-K of WorldCom, Inc. for the year ended December 31, 2002.

Quarterly Report on Form 10-Q of WorldCom, Inc. for the quarterly period ended March 31, 2003.

Quarterly Report on Form 10-Q of WorldCom, Inc. for the quarterly period ended June 30, 2003.

Annual Report on Form 11-K of WorldCom, Inc. 401(k) Salary Savings Plan for the year ended December 31, 2002.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes        ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is focusing significant time and effort on restating its financial statements and assisting KPMG in its audit of the Company’s financial statements for 2000, 2001 and 2002 and has stated its intention to announce changes to previously reported financial statements once its restatement is complete.

As discussed above, the Company announced it had completed a preliminary review of its goodwill and other intangible assets and PP&E accounts. As announced at that time, this review has resulted in the write-off of all existing goodwill and a substantial write-down of the carrying value of PP&E and other intangible assets following an impairment analysis and other adjustments in accordance with GAAP. Specifics include:

The value of goodwill reflected on the Company’s last reported balance sheet, $45 billion, is impaired and has been written off completely; and the value of PP&E and other intangible assets reflected on the Company’s last reported balance sheet, $39.2 billion and $5.6 billion, respectively, is impaired and has been adjusted to a value of approximately $10 billion as of December 31, 2002.

However, until the Company’s review of its previously reported asset values is complete, it cannot determine with certainty the amount of its ultimate write-offs.

Accordingly, the Company has not completed its review of quarterly results for the periods ended September 30, 2003 and 2002 and is unable at this time to quantify and discuss any significant changes of operations from the period ended September 30, 2002 to the period ended September 30, 2003.

WorldCom, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2003	By:	/S/ ANASTASIA KELLY

Name: Anastasia Kelly
Title: Executive Vice President and General Counsel